               Management’s Discussion & Analysis

               2002 Consolidated Financial Statements

CONTENTS
1. Introduction	1
2. Overview of 2002	1
Provides a summary of Goldcorp’s financial results and operating performance
3. Outlook for 2003	4
Provides a view on production costs, exploration and cash flow
4. Risks and Uncertainties	5
Identifies the risk factors for the business and the programs to mitigate them
5. Consolidated Financial Results of Operations	6
Analyses revenues, expenses, other income and earnings
• Revenues
• Expenses
• Other Income (Expense)
• Income Taxes
• Earnings (Loss) for the Year
• Quarterly Data
6. Operational Review	10
Discusses operating results by business unit or mine
• Red Lake Mine
• Wharf Mine
• Saskatchewan Minerals
7. Liquidity and Capital Resources	13
Describes sources and uses of cash and balance sheet strength
• Cash Resources
• Cash flow from Operating Activities
• Cash flow from Investing Activities
• Cash flow from Financing Activities
8. Critical Accounting Policies & Estimates	16
Discusses critical accounting policies and management estimates
9. Consolidated Financial Statements for 2002	19
• Auditors’ Report to the Shareholders
• Consolidated Balance Sheets
• Consolidated Statements of Operations
• Consolidated Statements of Retained Earnings (Deficit)
• Consolidated Statements of Cash Flows
• Notes to Consolidated Financial Statements

This MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp’s expectations are disclosed in Goldcorp documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.     INTRODUCTION

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) together with the consolidated financial statements and accompanying notes provides a detailed account of Goldcorp Inc.’s performance.

The consolidated financial statements of Goldcorp Inc. (“Goldcorp”) have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada. Goldcorp’s policies are consistent with accounting policies generally accepted in the United States (“US”) in all material respects except as outlined in Note 17 to the consolidated financial statements.

Goldcorp’s consolidated financial statements are expressed in US dollars. All amounts in this report are in US dollars, except where otherwise indicated. Goldcorp completed a two-for-one stock split during May 2002 and the per share results for prior reporting periods have been restated to retroactively reflect the split.

The MD&A includes certain forward-looking statements. Please read the cautionary note on the inside cover of this report.

2.     OVERVIEW OF 2002

Goldcorp is a North American based gold producer engaged in exploration, extraction, and processing of gold. The key value driver is its Red Lake Mine, which is believed to be the richest gold mine in the world. The Red Lake Mine produced 525,930 ounces of gold in 2002, making it the largest producing gold mine in Canada. Goldcorp has a strong and liquid balance sheet, no debt and has not hedged or sold forward its future gold production.

Goldcorp’s other operations include the Wharf Mine, a gold mine located in the Black Hills of South Dakota, USA and Saskatchewan Minerals, an industrial minerals operation in Saskatchewan, Canada, which produces natural sodium sulphate used primarily in the detergent industry.

Goldcorp’s strategy is to generate superior returns on assets for its shareholders, while providing leverage to the price of gold. Goldcorp believes that gold is money. At the end of 2002, Goldcorp had treasury assets with a market value of $337.8 million, comprised of cash and short term-investments of $260.8 million, gold bullion of $67.2 million and marketable securities of $9.8 million. Goldcorp is debt free and has not committed for sale any of its future gold production.

Goldcorp is listed on the New York and Toronto Stock Exchanges and its options trade on the American Stock Exchange, the Chicago Board of Options Exchange and the Pacific Stock Exchange in the United States and on the Montreal Exchange in Canada. By market capitalization, Goldcorp is one of the top ten gold producers globally.

Financial Results
(in millions of US dollars, except per share and per ounce amounts)

	2002	% Change	2001	% Change	2000

Revenues	$185.2	8.7%	$170.3	144.3%	$69.7
Revenues from gold sales	$171.2	8.8%	$157.3	219.7%	$49.2
Realized gold price ($/oz)	$312	15.1%	$271	(2.5%)	$278
Actual average gold price ($/oz)	$310	14.4%	$271	(2.9%)	$279
Earnings (loss)	$65.6	24.2%	$52.8	N/A	$(19.3)
Per Share: Basic	$0.37	15.6%	$0.32	N/A	$(0.12)
Diluted	$0.36	16.1%	$0.31	N/A	$(0.12)
Operating cash flow	$104.1	8.9%	$95.6	1,174.7%	$7.5
Per Share: Basic[1]	$0.59	1.7%	$0.58	1,060.0%	$0.05
Diluted	$0.57	0.0%	$0.57	1,040.0%	$0.05

The improvements in the 2001 financial results over 2000 are related to the fact that commercial production at the Red Lake Mine began on January 1, 2001, with production from the high-grade ore deposit commencing in August 2000.

1. Operating cash flow per share is not a measure of performance under Canadian or US GAAP. This measure does not have standardized meaning, nor is it necessarily comparable with other companies.

Goldcorp continued its strategy of withholding its gold bullion production from sale and withheld approximately 10% of production in 2002. The deferral of sale is in anticipation of higher gold prices, which would enable Goldcorp to realize increased revenues, cash flow and earnings. As a result of Goldcorp's withholding strategy, revenues in 2002 only increased by 9% over 2001, despite gold prices improving by 15% over 2001. The gold bullion withheld from sale is available for immediate sale at Goldcorp’s discretion and can easily be converted into cash.

If Goldcorp had sold all its produced gold bullion withheld from sale and all its purchased gold bullion, earnings in 2002 would have been $84.1 million ($0.45 per share). This measure is referred to as Cumulative Bullion Adjusted Earnings, which is discussed in detail hereafter as well as in Section 8. Earnings in 2002 of $65.6 million included a pre-tax gain on marketable securities of $14.8 million. Goldcorp’s gross operating margin was 66% in 2002, compared with 64% in 2001.

Operating Results
(in US dollars, except gold production ounces)

	2002	% Change	2001	% Change	2000

Gold Production (oz)
Red Lake Mine	525,930	4.5%	503,385	491.4%	85,115
Wharf Mine	81,989	(21.2%)	104,018	10.9%	93,814

Total ounces produced	607,919	0.1%	607,403	239.5%	178,929
Total ounces sold	547,098	(5.3%)	577,736	228.2%	176,008
Individual mine production costs ($/oz) *
Red Lake Mine
Cash cost	$65	10.2%	$59	N/A	N/A
Non-cash cost	29	(12.1%)	33	N/A	N/A

Total cost – Red Lake Mine	$94	2.2%	$92	N/A	N/A
Wharf Mine
Cash cost	$250	19.0%	$210	1.0%	$208
Non-cash cost	50	525.0%	8	(75.8%)	33

Total cost – Wharf Mine	$300	37.6%	$218	(9.5%)	$241
Goldcorp production costs ($/oz) *
Weighted average
Cash cost	$93	9.4%	$85	(59.1%)	$208
Non-cash cost	32	10.3%	29	(12.1%)	33

Total cost – Goldcorp	$125	9.6%	$114	(52.7%)	$241

*As per the Gold Institute method of presenting operating results on a per-ounce basis.

Year-end Gold Price December 31

2002 $342.75 per ounce

2001 $276.50 per ounce

** The figures above the columns in the graphs represent per share data (earnings per share and cash flow per share).

During the second half of 2001, Goldcorp withheld from sale 5% or 35,061 ounces of its annual gold production. This strategy was continued throughout 2002 with an additional 60,821 ounces or 10% of produced gold bullion being withheld from sale. In addition, Goldcorp added to its gold bullion holdings by purchasing 100,160 ounces of gold on the open market. As at December 31, 2002, total holdings of gold bullion were 196,042 ounces with a market value of $67.2 million, based on the year-end London Price Fix of $342.75 per ounce.

Bullion Adjusted Earnings and Bullion Adjusted Cash flow illustrate, on an after-tax basis, the unrealized profit from this strategy. These are not GAAP measures of earnings or cash flow. Discussion and reconciliation with reported results are presented in Section 8 of the MD&A.

Impact of withholding current year’s production

If Goldcorp had sold the 60,821 ounces of gold bullion production it held back from sale during 2002, earnings would have increased from $65.6 million to $72.0 million (from $0.37 per share to $0.41 per share), referred to as Bullion Adjusted Earnings, and operating cash flow would have increased from $104.1 million to $120.0 million (from $0.59 per share to $0.68 per share), referred to as Bullion Adjusted Cash Flow. Similarly, the impact on prior years is included in the table in Section 8.

1. Cumulative Bullion Adjusted Cash Flow of $137.0 million (Bullion Adjusted Cash Flow per share of $0.78 per share) does not include the proceeds from the sale of the purchased bullion holdings. This is because the cash flow related to the sale of purchased gold bullion would be classified under investing activities, not cash flow from operations (on the Consolidated Statement of Cash Flows). Had Goldcorp sold its purchased gold bullion at year-end, the Company’s cash position would have increased by $34.3 million and resulted in an after-tax gain of $1.8 million.

Impact of selling entire gold bullion holdings

If the entire gold bullion holdings of 196,042 ounces had been sold at December 31, 2002, Goldcorp’s cash position would have increased by $67.2 million (of which $34.3 million relates to purchased gold bullion). Additional earnings of $14.5 million ($0.08 per share) would have been recognized, which would have increased earnings to $80.1 million ($0.45 per share). This amount is referred to as Cumulative Bullion Adjusted Earnings. The sale of the entire bullion holdings would have increased cash flow from operations to $137.0 million ($0.78 per share). This amount is referred to as Cumulative Bullion Adjusted Cash Flow. In addition, Goldcorp’s cash position would have increased by a further $34.3 million from the sale of the purchased gold bullion, resulting in an after-tax gain of $1.8 million.

Cash flow from operations for the year ended December 31, 2002 was $104.1 million and grew by $8.5 million, or 9% from 2001. The increase is a result of higher gold prices, good operating performance at the Red Lake Mine and lower working capital.

Goldcorp has no debt and its gold production is entirely unhedged. The low cost of production at the Red Lake Mine provides considerable protection against a declining gold price.

Due to Goldcorp’s continued strong financial performance and its increased earnings, the quarterly dividend was increased by 20% during the third quarter of 2002. Dividends of $19.6 million or $0.11 per share were paid in 2002. In the first quarter of 2003, Goldcorp announced its intention to increase its annual dividend payment, by a further 25%, to $0.15 per share and changed its payment dates from quarterly to bi-monthly (6 times per year).

3.     OUTLOOK FOR 2003

The 2003 budget includes the project to expand the Red Lake Mine by sinking a new shaft to a depth of 7,150 feet (with the capacity to move both ore and waste totaling 4,000 tons per day) and expand the mill capacity to 1,000 tons per day. The total cost of the project over the next four years is budgeted to be $85 million with $23 million earmarked to be spent in 2003.

Total gold production for 2003 is forecast to be lower at 597,000 ounces, compared with 607,919 ounces in 2002. Consolidated cash cost is expected to be $102 per ounce and non-cash cost is expected to be $38 per ounce, for total costs of $140 per ounce. This compares with $93 cash cost per ounce, $32 non-cash cost per ounce and total costs of $125 per ounce for the year ended December 31, 2002.

The Red Lake Mine is planning to produce approximately 510,000 ounces, which includes 31,000 ounces of gold produced from concentrate. Average mill head grade is projected to be 2.22 ounces per ton (opt) (76.1 grams per tonnes (gpt)) with an average recovery rate at the mine of approximately 91%. The production forecast is based on milling 650 tons per day, compared with a rate of 656 tons per day in 2002. Cash cost is budgeted to be less than $75 per ounce ($65 in 2002), while total costs are expected to be $105 per ounce, compared with $94 in 2002. The higher costs are the result of lower production and a strengthening Canadian dollar. The Red Lake Mine continues to operate at the bottom of the cost curve in relation to other gold mines internationally.

The Wharf Mine is forecast to produce 87,000 ounces of gold in 2003 at an expected cash cost of $246 per ounce. Total costs are budgeted at $324 per ounce and represent an increase of $24 per ounce over 2002. The increase in non-cash cost is related to amortization of costs incurred to access the ore in the Wharf remaining pit.

Goldcorp’s exploration program is budgeted at $16.8 million (includes both expenses and deferred potions), a 2% increase over 2002. The focus of the exploration activity is on the Red Lake Mine.

As outlined under “Income Taxes” in Section 5, increased taxes paid in 2003 will have a negative effect on cash flow from operations. The combination of taxes payable in the first quarter on 2002 earnings and installments due for expected earnings in 2003, will result in Goldcorp’s total taxes payable compared with 2002 increasing by over $65 million.

Goldcorp has no debt and its gold production is unhedged. Goldcorp does not have any off-balance sheet arrangements or outstanding guarantees.

Our separate report titled “Outlook 2003”, which will be available in May 2003, will provide a more comprehensive discussion of our strategies, targets, reserves, exploration objectives and financial forecasts.

4.     RISKS & UNCERTAINTIES

Gold price

Goldcorp’s profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs in major gold producing regions. World-wide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. Goldcorp is better positioned than most of its competitors in the industry to withstand low commodity prices due to the low production cost per ounce of our Red Lake Mine.

A 10% change in the average price of gold in 2002 would have had an impact of $0.06 on Goldcorp's basic earnings per share and $0.10 on basic cash flow per share.

Exploration and development

The costs and results of Goldcorp’s exploration and development programs affect its profitability and value. As mines have limited lives based on proven and probable reserves, Goldcorp actively seeks to replace and expand its reserves, primarily through exploration and development of existing operations and, in the future, through strategic acquisitions. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Based on the current production rate of 650 tons per day until 2006, then rising to 1,000 tons per day (as per the expansion plan outlined in Section 3), the Red Lake Mine can sustain production from its current reserves and resources for approximately 18 years. Goldcorp is aggressively exploring the Red Lake Mine and expects to add to the reserves and resources and extend the mine life.

Operational

Goldcorp’s operations are located in Canada and the United States and face low political risk. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on training and continuous improvement, Goldcorp works to reduce the mining risks at each of its operations. Goldcorp also maintains insurance to cover normal business risks. The Red Lake Mine currently accounts for most of Goldcorp’s gold production and revenues and much of Goldcorp’s exploration and development program is focused there. Any adverse development affecting the Red Lake Mine would have an adverse effect on performance and its ability to implement its growth strategy.

Environmental

Goldcorp’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Goldcorp is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Goldcorp is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits. While Goldcorp has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that they will not change in the future in a manner that could have a material adverse effect on Goldcorp’s financial condition, liquidity or results of operations.

Laws and regulations

Goldcorp’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. Goldcorp draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and foster a climate of open communication and co-operation with regulatory bodies.

Currency fluctuations

Goldcorp’s operating results and cash flow are affected by changes in the US/Canadian dollar exchange rate as substantially all of the revenues are earned in US dollars but the majority of the operating and capital expenditures are in Canadian dollars. A 10% strengthening of the Canadian dollar vis-à-vis the US dollar would decrease basic earnings per share and cash flow per share by $0.01 and $0.02 per share, respectively.

5.     CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS

Revenues

Goldcorp’s revenues consist of sales of gold bullion (including ounces from concentrate sales) and industrial minerals. Revenues are recognized when title passes to the purchaser, in accordance with GAAP. Gold bullion is sold to financial institutions or recognized precious metals trading houses on a spot basis.

(in millions of US dollars)

	2002	% Change	2001	% Change	2000

Revenues
Gold	$171.2	8.8%	$157.3	219.7%	$49.2
Industrial Minerals	14.0	6.9%	13.0	(36.6%)	20.5

Total	$185.2	8.7%	$170.3	144.3%	$69.7

The gold price realized during the year was $312 per ounce, an improvement of $41 per ounce, or 15%, over 2001. Goldcorp produced 607,919 ounces of gold bullion in 2002, but only sold 547,098 ounces (90% of production). This compares with 607,403 ounces produced in 2001, but only 577,736 gold bullion ounces sold (95% of production).

Revenues from gold sales for the year ended December 31, 2002 grew by $13.9 million, or 9% over 2001. The gain in revenues was due to higher 2002 gold bullion prices, which more than offset Goldcorp’s decision to sell fewer ounces of gold.

Revenues from industrial minerals improved in 2002 due to better market conditions. The reduction in revenues in 2001 over 2000 reflects the decision to close one of the two production facilities (the Ingebrigt plant) in 2000 in response to falling market demand and rising energy costs. During 2002, direct freight to customers of Saskatchewan Minerals was reclassified to operating expenses instead of being netted against revenues. Comparative numbers have been adjusted.

Expenses

(in millions of US dollars)

	2002	% Change	2001	% Change	2000

Operating	$63.8	4.1%	$61.3	10.1%	$55.7
Corporate administration	$9.3	82.4%	$5.1	(1.9%)	$5.2
Depreciation, depletion and reclamation	$21.6	4.9%	$20.6	171.1%	$7.6
Exploration	$3.7	(19.6%)	$4.6	228.6%	$1.4
Write-down of mining interests	$—	N/A	$—	N/A	$20.7
Red Lake strike settlement	$—	N/A	$—	N/A	$6.0

Operating expenses were $63.8 million for 2002, compared with $61.3 million in 2001 and $55.7 million in 2000. Although the Red Lake Mine started production in August 2000, 2001 represents a better baseline for comparison purposes, as it is the first full year of production at the Red Lake Mine.

Goldcorp’s average cash cost of gold production was $93 per ounce in 2002, compared with $85 in 2001. The increase in 2002 is related to higher costs at the Wharf Mine and the processing of 25,062 ounces of gold from the Red Lake Mine concentrate at a third party facility. The high grade of the ore mined at the Red Lake Mine allows Goldcorp’s consolidated cash cost to be one of the lowest in the world and is the source of its competitive advantage. Section 6 of the MD&A provides an operational review.

Corporate administration for the year ended December 31, 2002 grew by $4.2 million over the corresponding period last year. This was due to a non-recurring bonus incentive payment of $2.0 million during the second quarter of 2002, as well as increased investor relations, information technology costs and other corporate activities.

Depreciation, depletion and reclamation costs are largely recorded on a unit-of-production basis. The lower depreciation, depletion and reclamation charges resulting from higher reserves at the Red Lake Mine were offset by an additional $3.5 million provision for the Wharf Mine reclamation and closure costs recorded during the third quarter of 2002.

Exploration costs are charged to earnings up to the time that it is established that a property has reserves which are economically recoverable. Exploration expenditures to increase reserves at the Red Lake Mine are capitalized. Total exploration expenditures (both expensed and capitalized) were $16.4 million for the year ended December 31, 2002, compared with $14.4 million in 2001 and $7.7 million in 2000. Exploration expenditures expensed during the year ended December 31, 2002 were $3.7 million, compared with $4.6 million in 2001 and $1.4 million in 2000.

Other Income (Expense)

(in millions of US dollars)

	2002	% Change	2001	% Change	2000

Interest and other income	$4.0	122.2%	$1.8	(21.7%)	$2.3
Gain (loss) on foreign currency	$(0.9)	N/A	$1.0	N/A	$—
Gain (loss) on marketable securities	$14.8	N/A	$(0.6)	N/A	$(0.6)

Interest and other income earned for the year ended December 31, 2002 was higher than that earned in 2001 and 2000, due to larger average cash balances. Gains and losses on foreign currency are largely the result of the movement in the US/Canadian dollar rate of exchange on US dollar denominated assets in Goldcorp’s Canadian operations.

Marketable securities are accounted for at the lower of their cost or market value on an individual security basis. The market value is based on the closing price reported on recognized securities exchanges and on over-the counter markets. The market value, based on closing market quotations, does not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. A write-down of an investment in marketable securities to reflect a decline in value is not reversed if there is a subsequent increase in value. The gain of $14.8 million on marketable securities is largely from the disposal of a position taken in a company previously identified as a potential acquisition.

Income Taxes

Goldcorp’s income tax provision is calculated on the various income and mining taxes Goldcorp is subject to in Canada and the United States. In 2002, a tax provision of $39.1 million was recorded on earnings before taxes of $104.8 million, compared with a provision of $28.2 million on earnings before taxes of $81.0 million in 2001 and a recovery of $6.0 million on a loss before taxes of $25.3 million in 2000.

In 2002, earnings before taxes of $107.0 million were generated by Goldcorp’s Canadian operations and a loss of $2.2 million was incurred by Goldcorp’s US operations. The tax provision in the financial statements of $39.1 million is therefore largely related to Goldcorp’s Canadian operations and consisted of current income and mining taxes of $34.4 million and $4.7 million in future income and mining taxes.

Goldcorp’s statutory Canadian federal and weighted average provincial income tax rat eis 41%. The tax provision of $39.1 million represents an effective tax rate of 37.3% on earnings before taxes of $104.8 million. The difference between the statutory tax rate and the effective tax rate is largely the result of the tax treatment on the gain on marketable securities of $14.8 million included in the current year’s earnings. The gain is subject to tax at one-half the normal rates. Differences between the statutory tax rate of 41% and the actual amount provided are described and reconciled in detail in Note 11(b) to the consolidated financial statements.

The current 2002 tax cost to Goldcorp is estimated at $34.4 million of which $1.6 million was paid during 2002. This leaves approximately $33 million payable at the end of December 2002, which was paid at the end of February 2003. This tax deferral had a positive impact on cash from operations in 2002. In 2003, the cash payment for 2002 taxes will have a negative impact on cash from operations. Regular tax installments will also be paid in 2003, with the annual payments exceeding $30 million.

Additional information on income and mining taxes for Goldcorp during the three years ended December 31, 2002, including an outline of future tax assets and liabilities as reflected on the balance sheet, are detailed in Note 11 to the consolidated financial statements.

Earnings (Loss) for the Year

Goldcorp generated earnings in 2002 of $65.6 million, compared with $52.8 million in 2001 and a loss of $19.3 million in 2000. The improvement over 2001 is due to a rising gold price, strong operating results and gains on marketable securities. In 2000, Goldcorp undertook some significant restructuring steps that resulted in pre-tax charges against earnings of approximately $27 million, including the following:

•     Settlement of the strike at the Red Lake Mine, which is no longer unionized ($6 million);

•     Write-down of asset values and an increase in reclamation liability at the Wharf Mine ($14 million);

•     Closure of the Ingebrigt sodium sulphate plant ($6 million);

•     Amalgamation and simplification of the corporate and share structure.

Earnings increased to $0.37 per share in 2002, a $0.05 per share increase over 2001 and an increase of $0.49 per share over the 2000 loss.

The net profit margin, defined as earnings as a percentage of revenues, was 35% in 2002, a 4% improvement over 2001. Return on equity and invested capital was 26% in 2002, compared with 37% in 2001. The decline between 2001 and 2002 was due to an expanded capital base resulting from the equity issue completed in April 2002 and the impact on earnings of withholding 10% of gold bullion production from sale.

The return on equity and invested capital would have been 32% if all of Goldcorp’s bullion was sold at year end (Cumulative Bullion Adjusted Earnings of $80.1 million).

Quarterly Data (unaudited)

(in millions of US dollars, except per share amounts)

	March		June		September		December
	2002	2001	2002	2001	2002	2001	2002	2001

Revenues	$39.0	$49.4	$48.2	$44.9	$50.7	$35.7	$47.3	$40.3
Earnings	$12.9	$14.7	$15.2	$15.3	$17.5	$10.6	$20.0	$12.2
Earnings per share:
Basic	$0.08	$0.09	$0.09	$0.10	$0.10	$0.06	$0.11	$0.07
Diluted	$0.08	$0.09	$0.08	$0.09	$0.09	$0.06	$0.10	$0.07
Cash flow from operations	$20.3	$28.4	$21.0	$26.6	$32.9	$17.9	$29.9	$22.7
Cash flow per share:
Basic	$0.12	$0.17	$0.12	$0.16	$0.18	$0.11	$0.16	$0.14
Diluted	$0.12	$0.17	$0.11	$0.16	$0.17	$0.11	$0.16	$0.13

During the fourth quarter of 2002, Goldcorp changed its accounting policy relating to purchased gold bullion. Purchased gold bullion had been accounted for on a mark-to-market basis during the second and third quarters of 2002. During the fourth quarter, the accounting for purchased gold bullion was changed to the lower of cost or market. This approach is more conservative. The impact of not changing the accounting policy for the year ended December 31, 2002 would have been an additional $1.8 million in earnings, or $0.01 on earnings per share.

6.     OPERATIONAL REVIEW

Red Lake Mine

Operating Data	2002	% Change	2001	% Change	2000

Tons of ore milled	239,482	(2.9%)	246,618	232.6%	74,148
Tons of ore milled per calendar day	656	(3.0%)	676	67.7%	403
Average mill head grade (ounces per ton)	2.29	1.3%	2.26	43.9%	1.57
Average recovery rate	90.8%	2.6%	88.5%	2.1%	86.7%
Ounces of gold produced	525,930	4.5%	503,385	491.4%	85,115
Ounces of gold sold	463,524	(2.8%)	477,120	475.9%	82,850
Operating cost per ounce
Cash production cost	$65	10.2%	$59	N/A	N/A
Non-cash cost	29	(12.1%)	33	N/A	N/A

Total operating cost	$94	2.2%	$92	N/A	N/A

Financial Data

(in millions of US dollars)

	2002	% Change	2001	% Change	2000

Revenues	$144.9	11.8%	$129.6	465.9%	$22.9
Operating profit (loss)	$98.5	15.6%	$85.2	N/A	$(4.3)
Operating margin (%)	68%	3.0%	66%	N/A	(19%)
Operating cash flow	$112.0	10.9%	$101.0	N/A	$(0.5)

Red Lake delivered excellent results for the year ended December 31, 2002. Two key milestones were reached in 2002: Goldcorp employees completed two years without a lost time accident and the Red Lake Mine produced its one millionth ounce of gold since reopening in August 2000.

Gold production for the year was 525,930 ounces, an increase of 22,545 ounces, or 5% over 2001. The cash cost of $65 per ounce is among the lowest in the gold industry. The increase in production is related to improvements in both mill head grades and recovery rates. The recovery rate at the mine was 90.8%, an improvement from 88.5% in 2001. The Red Lake Mine exceeded its production budget by 11%, whilst meeting its plans for underground mine development and completing an extensive exploration program.

The production for 2002 includes 25,062 ounces produced from concentrate. Gold not recovered through the primary extraction process is stockpiled in concentrate form, transported and subsequently processed by a third party. The production cost of ounces produced from concentrate is higher than the cost of ounces produced on site and resulted in a higher overall cash cost of $65 per ounce in 2002, compared with $59 per ounce in 2001.

The total proven and probable reserves at the Red Lake Mine for December 31, 2002 were estimated at 3.5 million tons of ore at a grade of 1.48 opt (50.7 gpt), for 5.1 million contained ounces of gold. These estimates are based on a gold price of $300 per ounce. These estimates are audited by Watts, Griffis and McOuat of Toronto, a firm of independent consulting geologists and engineers.

A major goal of the 2002 exploration program was to increase the reserves of the High Grade Zone (HGZ) in order to increase mine life and justify an expanded production rate. This was achieved as HGZ reserves increased by more than 20% to an estimated 2 million tons at a grade of 2.35 opt (80.5 gpt), for a total gold content of 4.6 million ounces.

The sulphide reserves make up 1.5 million tons of ore at an average grade of 0.35 opt (20.0 gpt), for approximately 0.5 million contained ounces of gold.

Recent extensions to the High Grade Zone (HGZ) have surpassed the original goal of doubling the vertical extent of the HGZ. The exploration results continue to confirm the validity of the exploration model, which is based on the observation that high grade mineralization is controlled by distinct linear structures.

Wharf Mine

Operating Data	2002	% Change	2001	% Change	2000

Tons of ore mined (000’s)	4,210	(3.1%)	4,345	5.8%	4,108
Tons of waste removed (000’s)	12,319	66.0%	7,423	7.3%	6,917
Ratio of waste to ore	2.93:1		1.71:1		1.68:1
Tons of ore processed (000’s)	4,251	0.8%	4,217	1.3%	4,161
Average grade of gold processed (opt)	0.027	(10.0%)	0.030	(3.2%)	0.031
Ounces of gold produced	81,989	(21.2%)	104,018	10.9%	93,814
Ounces of gold sold	83,574	(16.9%)	100,616	8.0%	93,158
Operating cost per ounce
Cash production cost	$236	21.0%	$195	1.6%	$192
Royalties and severance taxes	14	(6.7%)	15	(6.3%)	16

Total cash cost	$250	19.0%	$210	1.0%	$208
Non-cash cost	50	525.0%	8	(75.8%)	33
Total operating cost	$300	37.6%	$218	(9.5%)	$241

Financial Data

(in millions of US dollars)

	2002	% Change	2001	% Change	2000

Revenues	$26.4	(4.7%)	$27.7	5.3%	$26.3
Operating profit (loss)	$(2.4)	(147.1%)	$5.1	N/A	$(11.1)
Operating profit before write-down	$(2.4)	(147.1%)	$5.1	59.4%	$3.2
Operating margin (%)	(9%)	(150.0%)	18%	(57.1%)	42%
Operating cash flow	$5.3	(11.7%)	$6.0	(6.3%)	$6.4

The open pit Wharf Mine in South Dakota is expected to reach the end of its economic life within the next four years. During 2002, operations shifted to its remaining pit called the Trojan pit.

The Wharf Mine had encountered a number of operational difficulties during the year, including adverse pit development conditions, greater hauling distances and a significant increase in tons of waste rock needing to be removed. The change in ore composition from the Trojan pit has also slowed the rate of gold recovery from the leach pads.

The lower gold production resulted in a cash cost of $250 per ounce in 2002, compared with $210 in 2001. The increase in the non-cash cost is related to amortization of higher than expected capitalized stripping costs incurred to access the ore in the Trojan pit. The costs relating to stripping are capitalized and then amortized over the mine’s estimated remaining ounces of reserves.

Based on ongoing interaction with federal and state regulators and the community, the provision for environmental reclamation and closure costs at the Wharf Mine was increased by $3.5 million. The total provision accrued at the end of 2002 stands at $14.7 million.

The proven and probable reserves at December 31, 2002 were estimated at 12.8 million tons of ore at a grade of 0.032 opt (1.1 gpt), for a total gold content of 410,000 ounces.

Reclamation on the nearby Golden Reward Mine, which ceased mine production in 1996, progressed well during 2002. The reclamation project was estimated at $6.4 million with $4.4 million having been spent during the year. Much of the reclamation work was completed; however, the establishment of vegetation and monitoring of water quality will be ongoing for several years and is provided for in the $6.4 million estimate.

The key 2003 objectives for the Wharf Mine personnel are the reduction of production costs and the efficient management of the remediation and closure plans.

Saskatchewan Minerals

Operating Data	2002	% Change	2001	% Change	2000

Tons produced (000’s)	123.7	1.2%	122.2	(39.7%)	202.5
Tons sold (000’s	123.4	2.5%	120.4	(40.9%)	203.7

Financial Data
(in millions of US dollars)

	2002	% Change	2001	% Change	2000

Revenues*	$14.0	7.7%	$13.0	(36.6%)	$20.5
Operating profit (loss)	$2.7	35.0%	$2.0	N/A	$(4.8)
Operating profit before write-down	$2.7	35.0%	$2.0	25.0%	$1.6
Operating margin (%)	19%	26.7%	15%	N/A	(23%)
Operating cash flow	$2.9	31.8%	$2.2	4.8%	$2.1

*	During 2002, direct freight to customers was reclassified to operating expenses instead of being netted against revenues. Comparative numbers have been adjusted.

Saskatchewan Minerals is an industrial minerals operation producing natural sodium sulphate for the detergent, pulp and paper and textile industries. In 2000, Saskatchewan Minerals closed one of its two operating plants, the Ingebrigt plant, due to high operating costs. Ingebrigt’s idle capacity can be brought on-line should market conditions permit.

Revenues for the year ended December 31, 2002 grew by $1.0 million, or 8%, to $14.0 million. Operating profit for the year was $2.7 million, an increase of $0.7 million, or 35%, from 2001. Operating cash flow for the year ended December 31, 2002 was $2.9 million, increasing by $0.7 million, or 32% from 2001. The improvements in operating profit and operating cash flow are mainly due to higher product prices, increased sales volumes and reduction of operating costs, largely transportation and process fuel.

Saskatchewan Minerals’s strengths include a good geographic position for serving the market place, cost competitive operating facilities and strong customer relationships. Saskatchewan Minerals’s commitment to quality was recognized by a major customer, a leading manufacturer of consumer products, who in a recent audit awarded us an excellent rating for our operating and environmental practices.

7.     LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

Cash and short-term investments increased from $78.1 million at December 31, 2001, to $260.8 million at December 31, 2002. The increase includes cash from an equity financing which raised net proceeds of $137.7 million. The increase is further attributable to higher gold prices, the continued excellent operational performance at the Red Lake Mine and the deferral of income and mining taxes until 2003.

Goldcorp’s treasury assets, noted at market values, are listed below. These values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market. Refer to section 8 for further discussion on the accounting treatment for bullion.

Treasury Assets
(in millions of US dollars)

	2002	% Change	2001	% Change	2000

Cash and short-term investments	$260.8	233.9%	$78.1	354.1%	$17.2
Purchased gold bullion – at market value	34.3	N/A	—	N/A	—
Produced gold bullion – at market value	32.9	239.2%	9.7	546.7%	1.5
Marketable securities – at market value	9.8	66.1%	5.9	51.3%	3.9

Total	$337.8	260.5%	$93.7	314.6%	$22.6

Goldcorp believes that gold is money. The market for gold is well established internationally. Gold bullion is readily convertible to cash. Goldcorp’s total gold bullion (gold bullion purchased and gold bullion produced but not sold) rose from 35,061 ounces as at December 31, 2001, to 196,042 ounces as at December 31, 2002. The market value of Goldcorp’s gold bullion was $32.9 million for the 95,882 ounces of gold bullion produced but withheld from sale and $34.3 million for the 100,160 ounces of purchased gold bullion. The overall (pre-tax) market value of Goldcorp’s gold bullion at December 31, 2002 was $67.2 million, based on the last London Fixing Price in 2002 of $342.75 per ounce.

The increase in gold bullion is attributable to both higher gold prices and an increase in gold bullion holdings. Goldcorp decided to hold back 10% of production from sale in 2002, compared with 5% in 2001 and also to purchase gold bullion on the open market. Gold bullion purchases on the open market and gold bullion production are delivered to and secured in the vaults of one of Canada’s largest banks in Toronto and New York.

The growth in marketable securities is the result of increased activity and improvements in the market value of Goldcorp’s portfolio of marketable securities. The marketable securities are valued on the balance sheet at the lower of cost or market value.

Goldcorp remains debt free and its gold production and reserves are totally unhedged.

Goldcorp has no unfunded pension liabilities.

Operating commitments are estimated at approximately $15 million over the next 3 years. In addition, Goldcorp has provided a standby letter of credit of $12 million to the State of South Dakota for reclamation costs in lieu of cash deposits.

Goldcorp does not have any off-balance sheet arrangements nor does it have any guarantees outstanding.

Operating activities

Goldcorp’s cash flow from operations was $104.1 million, or $0.59 per shaer for the year ended December 31, 2002. This compares with $95.6 million, or $0.58 per share, in 2001 and $7.5 million, or $0.05 per share, in 2000. The increase in 2002 over the previous year is the result of higher realized gold prices, despite the decision to hold back a larger percentage of production and sell fewer ounces.

Change in non-cash operating working capital
(in millions of US dollars)

	2002	% Change	2001	% Change	2000

Decrease (increase) in current assets:
Gold bullion	$(6.9)	(137.9%)	$(2.9)	(625.0%)	$(0.4)
Accounts receivable	(0.1)	(107.1%)	1.4	55.6%	0.9
Income taxes receivable	—	N/A	—	N/A	1.1
Inventories	1.3	N/A	(1.0)	N/A	(4.2)
Prepaid expenses	(0.2)	N/A	(0.1)	N/A	(0.3)
Increase (decrease) in current liabilities:
Accounts payable	2.7	145.5%	1.1	N/A	(0.9)
Accrued liabilities	0.4	N/A	(4.3)	(170.5%)	6.1
Taxes payable	34.4	4200.0%	0.8	(66.7%)	2.4

Total	$31.6	732.0%	$(5.0)	(206.4%)	$4.7

In excess of $30 million of income and mining taxes were payable at the end of December 2002, with the cash due to be remitted by the end of February 2003. This outflow, together with the regular monthly tax installment payments required for 2003 taxes, will impact cash from operations in 2003 by over $65 million, compared to 2002.

Investing activities

Mining Interests
(in millions of US dollars)

	2002	% Change	2001	% Change	2000

Red Lake	$19.1	17.2%	$16.3	(56.6%)	$37.6
Wharf Mine	7.2	166.7%	2.7	80.0%	1.5
Saskatchewan Minerals	0.5	400.0%	0.1	(75.0%)	0.4

Total	$26.8	40.3%	$19.1	(51.6%)	$39.5

During 2002, investments of $26.8 million were made in mining interests, with over 70% expended at the Red Lake Mine. Exploration expenditures of $12.7 million at the Red Lake Mine were capitalized during the year. Proven and probable reserves increased by 19% at the Red Lake Mine. The balance was spent on underground development infrastructure and surface facilities. The amounts at the Wharf Mine relate to capitalized stripping costs on the new Trojan Pit.

During the year, Goldcorp increased its activities in marketable securities. The Company reduced its position in non-performing securities, added new investments and crystallized some gains. At December 31, 2002, its portfolio had a market value of $9.8 million and a carrying value on the balance sheet of $5.9 million.

The gain on marketable securities for the year of $14.8 million was largely realized from the sale of a position taken in a company previously identified as a potential acquisition target.

Financing activities

On April 30, 2002, Goldcorp issued 8,000,000 Units at a (pre-split) price of $18.00 per Unit, for net proceeds of $137.7 million. Goldcorp completed a 2 (two) for 1 (one) stock split in May of 2002. Each Unit (on a post split basis) consisted of two common shares (valued at $8.25 per share) and one-half of one share purchase warrant (valued at $1.50 per half warrant). One full share purchase warrant entitles the holder to purchase two common shares at a price of $25.00 ($12.50 per share) for a period of up to five years from the closing date of April 30, 2002.

In addition to the warrants issued on April 30, 2002, the Company has 3,000,000 share purchase warrants outstanding, each of which entitles the holder to acquire two common shares, at any time on or before May 13, 2009, at a total price of C$20.00 (C$10.00 per share).

Dividends totaling $19.6 million, or $0.11 per share, were paid to shareholders in 2002, an increase of 19% from last year. Cash raised through the exercise of stock options was $3.2 million.

In April 2002, a note receivable owed by the Chairman and CEO was repaid, with accrued interest, in full. This note dated back to 2000 when Goldcorp agreed to loan $2.4 million for the exercise of stock options to purchase and retain shares.

8. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition – Gold Bullion

Revenue from gold bullion production is recognized when title passes to the purchaser and as a result, revenue is recorded when the gold is sold, not when it is produced.

Purchased gold bullion is valued at its original cost and is carried on the balance sheet at the lower of cost or market value. Goldcorp purchased 100,160 ounces of gold bullion on the open market during the second and third quarters of 2002. The average price of the purchased gold bullion for the year ended December 31, 2002 was $319.73 per ounce. The market value of the purchased gold bullion, based on the last London Fixing Price in December 2002, was $34.3 million.

Gold bullion produced is carried at the lower of average production cost or market value. Holdings of produced gold bullion increased for the twelve months ended December 31, 2002, by 60,821 ounces, to 95,882 ounces as at December 31, 2002, from 35,061 ounces as at December 31, 2001. The market value of the produced gold bullion inventory was $32.9 million, based on the last London Fixing Price on December 31, 2002 of $342.75 per ounce.

Goldcorp also evaluated its performance by calculating the impact on earnings and cash flow of the additional revenues that could have been earned on gold bullion. Bullion adjusted earnings and bullion adjusted cash flow illustrate, on an after-tax basis, what the earnings and cash flow would have been had all of its production been sold in the year the ounces were produced.

Bullion adjusted earnings and bullion adjusted cash flow are not measures of performance under Canadian or US GAAP. They should not be considered in isolation or as a substitute for GAAP earnings or operating cash flow. These measures do not have standardized meaning, nor are they necessarily comparable with other companies.

For the year ended December 31, 2002, had Goldcorp sold all the gold bullion produced during the year, earnings would have increased from $65.6 million to $72.0 million (from $0.37 per share to $0.41 per share), while operating cash flow per share would have increased from $104.1 million to $120.0 million (from $0.59 per share to $0.68 per share).

2. Cumulative Bullion Adjusted Cash Flow of $137.0 million (Bullion Adjusted Cash Flow per share of $0.78 per share) does not include the proceeds from the sale of the purchased bullion holdings. This is because the cash flow related to the sale of purchased gold bullion would be classified under investing activities, not cash flow from operations (on the Consolidated Statements of Cash Flows). Had Goldcorp sold its purchased gold bullion at year-end, the Company’s cash position would have increased by $34.3 million and resulted in an after-tax gain of $1.8 million.

Goldcorp further calculates the adjusted earnings and increased cash that arises from the sale of the entire bullion holdings at the end of a reporting period. Had Goldcorp sold its entire holdings of 196,042 ounces of gold bullion at December 31, 2002, earnings would have increased from $65.6 million to $80.1 million (from $0.37 per share to $0.45 per share). Goldcorp refers to this measure as Cumulative Bullion Adjusted Earnings. Goldcorp’s cash position at the end of December 31, 2002 would have increased from $260.8 million to $328.0 million.

Bullion Adjusted Results
(in millions of US dollars, except per share amounts)

		2002	% Change	2001	% Change	2000

Earnings		$65.6	24.2%	$52.8	373.6%	$(19.3)
Additional earnings (net of taxes) if all gold bullion was produced and sold during the same period		6.7	123.3%	3.0	N/A	0.1

Bullion adjusted earnings		$72.3	29.6%	$55.8	389.1%	$(19.2)

Bullion adjusted earnings per share
Per Share:	Basic	$0.41	20.6%	$0.34	383.3%	$(0.12)
	Diluted	$0.39	18.2%	$0.33	375.0%	$(0.12)
Operating cash flow		$104.1	8.9%	$95.6	1,174.7%	$7.5
Additional cash flow (net of taxes) if all gold bullion was produced and sold during the same period		15.9	96.3%	8.1	N/A	0.7

Bullion adjusted cash flow		$120.0	15.7%	$103.7	1,282.7%	$8.2

Bullion adjusted cash flow per share
Per Share:	Basic	$0.68	7.9%	$0.63	1,160.0%	$0.05
	Diluted	$0.65	4.8%	$0.62	1,140.0%	$0.05

Earnings (Cumulative Bullion Adjusted Earnings) and cash flow (Cumulative Bullion Adjusted Cash Flow) from selling the entire gold bullion holdings of 196,042 ounces at year-end (includes purchased gold bullion and produced gold bullion ounces built up in prior years):

Cumulative Bullion Adjusted Earnings	$80.1
Earnings per share	$0.45
Cumulative Bullion Adjusted Cash Flow	$137.0
Cash flow per share	$0.78

Mining Interests

Mining interests are a significant asset on Goldcorp’s balance sheet and represent the capitalized expenditures related to the exploration, development and processing of mineral deposits. Management makes estimates of the reserves and the economic life of the mine. These are used for calculating depreciation, depletion and amortization expense and determining the recoverability of the cost of each property.

At least annually, Watts, Griffis and McOuat, an independent firm of consulting geologists and engineers, audits the reserves and resources estimate.

In addition to plant and equipment, this asset category includes deferred exploration and mine development. A clear policy and consistent application is followed by Goldcorp. Note 2(e) to the consolidated financial statements details the accounting policies in place, while Note 7 provides additional disclosure.

Provision for Reclamation and Closure Costs

Environmental laws and regulations relating to the protection of the environment are continually changing and generally becoming more restrictive. Goldcorp has made, and intends to make in the future, expenditures to comply with such laws and regulations. Estimated reclamation and closure costs, including site rehabilitation and long term treatment and monitoring costs are accrued on a unit-of-production basis using estimates of total costs, net of expected recoveries. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations and as new information becomes available.

Recent Canadian Accounting Pronouncements

Recently issued Canadian accounting pronouncements are outlined below. Goldcorp does not believe that it will be significantly affected by these pronouncements.

In December 2002, the Canadian Institute of Chartered Accountants (“CICA”) issued new pronouncements for the “Impairment or Disposal of Long-Lived Assets” and revisions dealing with “Disposal of Long-Lived Assets and Discontinued Operations”. These new standards are consistent with FAS No. 144, which Goldcorp adopted for US GAAP purposes effective January 1, 2002. Goldcorp intends to adopt the Canadian standards effective January 1, 2003. Goldcorp does not expect a significant impact from the application of this standard.

In November 2001, the CICA issued Accounting Guideline 13, on “Hedging Relationships” to be effective on or after January 1, 2004. Goldcorp does not expect a significant impact from the application of this standard, as it does not hedge its gold production.

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Goldcorp Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
February 7, 2003

GOLDCORP INC. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands of United States dollars)

As at December 31,	2002	2001

ASSETS
Current assets
Cash and short-term investments	$260,833	$78,104
Gold bullion (note 4)
Purchased (market value: $34,330)	31,337	—
Produced (market value: $32,864; 2001:$9,694)	10,779	3,846
Accounts receivable	3,103	2,963
Marketable securities (note 5)
(market value: $9,774; 2001: $5,942)	5,923	5,942
Inventories (note 6)	14,104	11,588
Future income and mining taxes (note 12 (c))	—	898
Prepaid expenses	1,298	1,071

	327,377	104,412
Mining interests, net (note 7)	124,444	117,971
Deposits for reclamation costs (note 8)	4,489	2,764
Other assets	1,208	1,258

	$457,518	$226,405

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$5,348	$2,645
Accrued liabilities	11,080	10,102
Income and mining taxes payable	36,897	3,078
Future income and mining taxes (note 12 (c))	405	—

	53,730	15,825

Provision for reclamation and closure costs (note 8)	17,712	18,270

Future income and mining taxes (note 12 (c))	36,134	34,758

Shareholders’ equity
Capital stock (note 11)	348,848	205,298
Note receivable from officer (note 11 (d))	—	(2,413)
Cumulative translation adjustment (note 11 (h))	(14,627)	(15,010)
Retained earnings (deficit)	15,721	(30,323)

	349,942	157,552

	$457,518	$226,405

Commitments and contingencies (notes 8 and 9)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board,

/s/ Robert R. McEwen	/s/ Brian W. Jones
Director	Director

GOLDCORP INC. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations
(in thousands of United States dollars, except per share amounts)

Years ended December 31,	2002	2001	2000

Revenues
Gold	$171,208	$157,310	$49,198
Industrial minerals	13,986	13,035	20,524

	185,194	170,345	69,722

Expenses
Operating	63,758	61,277	55,691
Corporate administration	9,290	5,149	5,221
Depreciation, depletion and reclamation	21,563	20,552	7,635
Exploration	3,696	4,576	1,424
Write-down of mining interests	—	—	20,711
Red Lake strike settlement	—	—	5,994

	98,307	91,554	96,676

Earnings (loss) from operations	86,887	78,791	(26,954)

Other income (expense)
Interest and other income	4,021	1,824	2,273
Gain (loss) on foreign currency	(933)	1,007	—
Gain (loss) on marketable securities	14,792	(645)	(649)

	17,880	2,186	1,624

Earnings (loss) before taxes	104,767	80,977	(25,330)
Income and mining taxes (recovery) (note 12 (b))	39,124	28,157	(6,004)

Earnings (loss) for the year	$65,643	$52,820	$(19,326)

Earnings (loss) per share (note 13)
Basic	$0.37	$0.32	$(0.12)

Diluted	$0.36	$0.31	$(0.12)

Weighted average number of shares outstanding (000’s) (note 13)	176,654	164,296	158,158

The accompanying notes are an integral part of these consolidated financial statements.

GOLDCORP INC. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Retained Earnings (Deficit)
(in thousands of United States dollars)

Years ended December 31,	2002	2001	2000

Retained earnings (deficit) at beginning of year	$(30,323)	$(66,859)	$8,593
Adjustment on amalgamation (note 10)	—	—	(56,276)
Dividends paid to common shareholders	(19,626)	(16,444)	—
Interest on note receivable from officer (note 11 (d))	27	160	150
Earnings (loss) for the year	65,643	52,820	(19,326)

Retained earnings (deficit) at end of year	$15,721	$(30,323)	$(66,859)

The accompanying notes are an integral part of these consolidated financial statements.

GOLDCORP INC. CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands of United States dollars)

Years ended December 31,	2002	2001	2000

Cash provided by (used in)
Operating activities
Earnings (loss) for the year	$65,643	$52,820	$(19,326)
Items not affecting cash
Depreciation, depletion and reclamation	21,563	20,552	7,635
Loss (gain) on marketable securities	(14,792)	645	649
Future income taxes	4,698	27,558	(6,435)
Reclamation expenditures	(4,454)	(374)	(359)
Write-down of mining interests	—	—	20,711
Other	(122)	(540)	(73)
Change in non-cash operating working capital (note 15)	31,604	(5,018)	4,663

Net cash provided by operating activities	104,140	95,643	7,465

Investing activities
Mining interests	(26,835)	(19,059)	(39,489)
Purchase of gold bullion	(32,024)	—	—
Purchase of marketable securities	(201,035)	(2,382)	(2,715)
Proceeds from sale of marketable securities	216,353	690	2,478
Decrease (increase) in reclamation deposits	(1,733)	(8)	1,018
Amalgamation (note 10)	—	—	(1,271)

Net cash used in investing activities	(45,274)	(20,759)	(39,979)

Financing activities
Issue of capital stock (note 11)	140,963	4,745	3,922
Dividends paid to common shareholders	(19,626)	(16,444)	—
Repayment of note receivable from officer	2,413	—	—

Net cash provided by (used in) financing activities	123,750	(11,699)	3,922
Effect of exchange rate changes on cash	113	(2,256)	(1,080)

Increase (decrease) in cash and short-term investments	182,729	60,929	(29,672)
Cash and short-term investments at beginning of year	78,104	17,175	46,847

Cash and short-term investments at end of year	$260,833	$78,104	$17,175

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands)

1. Nature of the Operation

Goldcorp Inc. is engaged in gold mining and related activities, including exploration, extraction, processing, and reclamation. Gold is produced from mines in both Canada and the United States (“US”). In addition, the Company owns an industrial minerals operation in Western Canada, which produces sodium sulphate used primarily in the detergent industry.

2. Significant Accounting Policies

(a)  Basis of Presentation

The consolidated financial statements of Goldcorp Inc. and its subsidiaries (the “Company” or “Goldcorp”) have been prepared by management in accordance with accounting principles generally accepted in Canada. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 17.

(b)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The most significant of these relate to the estimation of mineral reserves and the cost of satisfying reclamation obligations. Actual results could differ from those estimates.

(c)  Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation. The consolidated financial statements are reported in US dollars.

(d)  Revenue Recognition

Revenues from the sale of bullion, concentrate and industrial minerals are recognized when title passes to the purchaser.

(e)  Mining Interests

Mining interests represent the capitalized expenditures related to the exploration, development and processing of mineral deposits. Capitalized costs are depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate or using the straight-line method over their estimated useful lives, which generally range from five to fifteen years.

The recoverability of the cost of each property is assessed annually and a write-down is recorded when the expected future cash flow is less than the net book value of the property.

Expenditures capitalized to mining properties and their treatment are summarized as follows:

•	Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off.

•	Exploration costs incurred to the date of establishing that a property has reserves which are economically recoverable are charged to earnings. Further exploration expenditures are capitalized to the property.

•	Mining expenditures incurred either to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized. Mine development costs incurred to maintain current production are included in operating expenses.

•	Upon sale or abandonment, the cost of the property and equipment, and related accumulated depreciation or depletion are removed from the accounts and any gains or losses thereon are included in operations.

(f)  Provision for Reclamation and Closure Costs

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Estimated reclamation and closure costs, including site rehabilitation and long-term treatment and monitoring costs, are accrued on a unit-of-production basis using estimates of total costs, net of expected recoveries. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations and as new information becomes available.

(g)  Inventories

Work-in-process inventories, including ore stockpiles, are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests.

Industrial minerals inventories are finished goods valued at the lower of average production cost or net realizable value.

Supplies are valued at the lower of average cost or replacement cost.

(h)  Cash and Short-Term Investments

Cash and short-term investments consist of investment grade government and corporate money market securities and bank term deposits.

(i)  Gold Bullion

Gold bullion is carried at the lower of average cost or market value.

(j)  Marketable Securities

Marketable securities are accounted for at the lower of their cost or quoted market value. A write-down of an investment in marketable securities to reflect a decline in value is not reversed if there is a subsequent increase in value.

(k)  Foreign Currency Translation

The United States dollar is the functional currency of the Company’s operations in the US. The Canadian dollar is the functional currency of the Company’s Canadian operations.

Each operation translates foreign currency denominated transactions into its functional currency using the rate of exchange in effect at the date of the transaction.

Monetary assets and liabilities denominated in a foreign currency are translated into the functional currency of the operation using the year-end rate of exchange giving rise to a gain or loss which is recognized in income during the current period.

For reporting purposes, the Canadian operations are translated into United States dollars using the current rate method. Under this method, all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange for the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(l) Income and Mining Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

(m)  Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of shares outstanding during the year. The calculation of diluted earnings (loss) per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options and warrants.

(n)  Comparative Figures

Certain comparative amounts for 2001 and 2000 have been reclassified to conform with the presentation adopted for 2002.

3. Change in Accounting Policy

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Section 3870 is applied prospectively to all stock-based compensation to non-employees granted on or after January 1, 2002.

Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method. Accordingly, the fair value of the 3,687,000 options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 1%; volatility factor of the expected market price of the Company’s common stock of 40%; and a weighted average expected life of the options of 5 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options’ vesting period, which is 3 years.

The following is the Company’s pro forma earnings with the fair value method applied to all options issued during the year:

2002

Earnings for the year	$65,643
Pro forma compensation expense related to fair value of stock options issued	(4,953)

Pro forma earnings for the year	$60,690

	EPS

	Basic	Diluted

Earnings for the year	$0.37	$0.36
Pro forma compensation expense related to fair value of stock options issued	(0.03)	(0.03)

Pro forma earnings for the year	$0.34	$0.33

4. Gold Bullion

The Company’s produced gold bullion is carried on the balance sheet at cost (being the lower of cost or market) with gold bullion revenue and the associated cost only recognized on sale of the ounces. During 2002, the Company also purchased 100,160 ounces of gold bullion at an average cost of $319.73 per ounce. The purchased gold bullion is carried at the lower of average purchase cost or market value. At December 31, 2002, the purchased gold was carried at cost, with the gain recognized in other income on sale of the ounces. The market price of gold at December 31, 2002 was $342.75 per ounce (December 31, 2001: $276.50 per ounce).

		Total	Market	Unrealized
	Ounces	Cost	Value	Gain

2002
Purchased	100,160	$31,337	$34,330	$2,993
Produced	95,882	10,779	32,864	22,085

	196,042	$42,116	$67,194	$25,078

2001
Purchased	—	$—	$—	$—
Produced	35,061	3,846	9,694	5,848

	35,061	$3,846	$9,694	$5,848

5. Marketable Securities

The Company’s marketable securities, carried on the balance sheet at the lower of cost or market amount of $5,923,000, had a total market value at December 31, 2002 of $9,774,000 (2001 - market value of $5,942,000). The market value, determined on the basis of closing market quotations, does not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations.

6. Inventories

	2002	2001

Work-in-process	$11,430	$9,011
Industrial minerals	244	296
Supplies	2,430	2,281

	$14,104	$11,588

7. Mining Interests

		Accumulated
		Depreciation
	Cost	and Depletion	Net

2002
Mine properties	$176,642	$86,070	$90,572
Plant and equipment	131,654	97,782	33,872

	$308,296	$183,852	$124,444

2001
Mine properties	$155,459	$68,477	$86,982
Plant and equipment	124,190	93,201	30,989

	$279,649	$161,678	$117,971

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

A summary by property of the net book value of plant and equipment and mine properties is as follows:

	Mine	Plant and
	Properties	Equipment	Total 2002	Total 2001

Canada:
Red Lake Mine	$79,313	$29,730	$109,043	$104,555
Saskatchewan Minerals	623	1,912	2,535	2,298
Other	6,560	1,020	7,580	7,630

	86,496	32,662	119,158	114,483

United States:
Wharf Mine	3,118	1,210	4,328	2,530
Other	958	—	958	958

	4,076	1,210	5,286	3,488

	$90,572	$33,872	$124,444	$117,971

Prior to commencement of production on August 1, 2000, the Red Lake Mine was considered to be under development and not subject to amortization.

8. Reclamation and Closure Costs

As at December 31, 2002, $17,712,000 was accrued for reclamation and closure costs, net of recoveries. Reclamation and closure costs, totaling $16,775,000, have been accrued for the Company’s Wharf Mine and Golden Reward Mine, representing the current estimate of the reclamation and closure costs, net of recoveries.

In relation to these obligations, the Company, at year-end, had a deposit of $1,666,000 with the Province of Ontario and $2,823,000 with the State of South Dakota, and provided a $12,000,000 letter of credit to the State of South Dakota for reclamation costs in lieu of cash deposits.

9. Commitments

Goldcorp does not have any unfunded pension liabilities or any guarantees outstanding. In addition, Goldcorp does not have any off-balance sheet arrangements such as unconsolidated entities.

The Company is party to certain operating leases and contracts. Future minimum payments under these agreements at December 31, 2002 are as follows:

2003	$5,232
2004	4,871
2005	4,786

$14,889

10. Amalgamation with CSA Management Inc.

On October 30, 2000, the shareholders of CSA Management Inc. (“CSA”) and the Company approved the statutory plan of arrangement for the amalgamation of CSA and Goldcorp (the “Reorganization”). CSA was a major shareholder of Goldcorp, with a 17% equity interest and a 44% voting interest. The amalgamated entity was continued under the name “Goldcorp Inc.” and is referred to as “New Goldcorp” for purposes of describing the Reorganization. Effective November 1, 2000, after receiving court approval, shareholders of both CSA and Goldcorp received common shares of New Goldcorp. Goldcorp and CSA were amalgamated and all Goldcorp shares held by CSA were cancelled without any repayment of capital. Upon completion of the Reorganization, there were 162,256,000 New Goldcorp common shares outstanding.

The Reorganization was accounted for using the purchase method of accounting. The New Goldcorp common shares issued to acquire the common shares of CSA were valued at $99,306,000, including transaction costs of $1,741,000. The assets and liabilities of CSA acquired at their fair value on November 1, 2000 are as follows:

Cash	$470
Non-cash working capital	44
Investment in and advances to Lexam Explorations Inc.	394
Investment in New Goldcorp	98,398

Fair value of New Goldcorp common shares issued	$99,306

The New Goldcorp common shares held by CSA were cancelled on the amalgamation. For accounting purposes, the cancellation was treated as New Goldcorp redeeming its common shares with common share capital, contributed surplus and retained earnings reduced as follows:

Share capital	$36,553
Contributed surplus	5,569
Retained earnings	56,276

Total	$98,398

The accounting treatment, due to the reduction in retained earnings of $56,276,000, had the effect of moving the Company’s retained earnings, at the date of the transaction, into a deficit position. At December 31, 2002, the Company had retained earnings of $15,721,000.

11. Shareholders’ Equity

On March 21, 2002, the Company’s shareholders approved a two-for-one split of the Company’s common shares. The record date for the split was May 22, 2002. Accordingly, all references in the consolidated financial statements with respect to shares, stock options and per share amounts have been restated to retroactively reflect the split.

(a)  Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

(b)  Shareholder Rights Plan

The Company has a Shareholder Rights Plan (the “Plan”) designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. Rights issued under the Plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the Plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase in accordance with the Plan common shares of the Company at a 50% discount to the market price at that time. The Plan will expire at the close of business on the date of the Company’s annual meeting of shareholders held in the year 2004, unless the Plan is reconfirmed by shareholders at the meeting or unless the Plan is terminated earlier in accordance with its terms.

(c)  Equity Issue

On April 30, 2002, the Company issued 8,000,000 Units at a price of US$18.00 per Unit, for net proceeds of $137,740,000. Costs of issue totaling $6,260,000 have been reduced by the future income tax benefit of $2,587,000. Each Unit (on a post split basis) consisted of two common shares (valued at US$8.25 per share) and one-half of one share purchase warrant (valued at US$1.50 per half warrant). One full share purchase warrant entitles the holder to purchase two common shares at a total price of US$25.00 (US$12.50 per share) for a period of up to five years from the closing date of April 30, 2002.

In addition to the warrants issued April 30, 2002, the Company has 3,000,000 share purchase warrants outstanding, each of which entitles the holder to acquire two common shares, at any time on or before May 13, 2009, at a total price of C$20.00 (C$10.00 per share).

(d)  Note Receivable from Officer

In April 2002, a note receivable owed to Goldcorp from an officer of the Company was repaid, with accrued interest, in full. On April 3, 2000, the officer of the Company exercised stock options for 1,400,000 common shares. The Company agreed to loan the officer the exercise price for the common shares, $2,413,000, which was evidenced by a promissory note secured by the common shares. The initial term of the promissory note was one-year with interest charged at a rate of prime plus one percent and the note was subsequently extended for an additional year.

(e)  Flow-Through Shares

In December 2000, the Company issued 800,000 flow-through common shares for net proceeds of $2,948,000. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. These expenditures, made in 2001, result in temporary taxable differences created by the renunciation, with a corresponding reduction in share capital.

(f)  Changes in Capital Stock

	2002		2001		2000

	Shares	Amount	Shares	Amount	Shares	Amount

	(000's)		(000's)		(000's)
Common Shares
Outstanding at beginning of year	165,091	$201,188	163,178	$197,724	—	$—
Issued pursuant to public offering, net	16,000	128,327	—	—	—	—
Issued on amalgamation with CSA (note 9)	—	—	—	—	162,256	194,444
Issue of flow-through shares	—	—	—	—	800	2,948
Renunciation of tax deductions on flow-through shares	—	—	—	(1,281)	—	—
Exercise of stock options	1,299	3,223	1,913	4,745	122	332

Outstanding at end of year	182,390	$332,738	165,091	$201,188	163,178	$197,724

Warrants on Common Shares
Outstanding at beginning of year	3,000	$4,110	3,000	$4,110	—	$—
Issued pursuant to public offering, net	4,000	12,000	—	—	—	—
Issued on amalgamation with CSA	—	—	—	—	3,000	4,110

Outstanding at end of year	7,000	$16,110	3,000	$4,110	3,000	$4,110

Class A Shares
Outstanding at beginning of year					145,406	$114,022
Exercise of stock options					1,700	3,055
Cancelled on amalgamation with CSA					(147,106)	(117,077)

Outstanding at end of year					—	$—

Class B Shares
Outstanding at beginning of year					10,666	$15,777
Cancelled on amalgamation with CSA					(10,666)	(15,777)

Outstanding at end of year					—	$—

Warrants on Class A Shares
Outstanding at beginning of year					3,000	$4,110
Cancelled on amalgamation with CSA					(3,000)	(4,110)

Outstanding at end of year					—	$—

Total capital stock		$348,848		$205,298		$201,834

(g)  Stock Option Plan

Under the Company’s stock option plan, the Board of Directors may, at its discretion, grant options to purchase common shares, which vest over three years and are exercisable over a period of a maximum of ten years, to directors, officers, employees or consultants of the Company or its affiliates. Stock appreciation rights may also be granted. All current options expire on or before September 4, 2012. The maximum number of shares that the Company is currently authorized to issue under the plan, subsequent to December 31, 2002, is 14,665,000 shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

	Options			Average Exercise Price

	(000's)			(C$ per share)
	2002	2001	2000	2002	2001	2000

Outstanding at beginning of year	8,569	10,150	7,162	$4.19	$3.98	$4.24
Granted	3,687	550	3,297	12.26	6.57	3.53
Issued on amalgamation with CSA	—	—	1,649	—	—	2.40
Exercised	(1,299)	(1,913)	(1,822)	(3.91)	(3.84)	(2.74)
Cancelled/Expired	(67)	(218)	(136)	(9.74)	(3.78)	(3.85)

Outstanding at end of year	10,890	8,569	10,150	$6.92	$4.19	$3.98

				Options currently
	Options outstanding			exercisable

			Weighted
		Weighted	average		Weighted
		average	remaining		average
Range of	Number	exercise	term of	Number	exercise
exercise price (C$)	outstanding	price (C$)	options	exercisable	price (C$)

	(000's)		(years)	(000's)
$2.04 to $3.95	4,938	$3.28	6.40	4,135	$3.29
$4.40 to $8.47	2,306	6.28	4.77	1,730	6.43
$11.40 to $13.30	3,631	12.24	9.25	—	—
$16.75 to $18.10	15	17.65	9.52	—	—

$2.04 to $18.10	10,890	$6.92	7.01	5,865	$4.21

(h)  Cumulative Translation Adjustment

The change in the cumulative translation adjustment represents the net unrealized foreign exchange loss on translation of the Canadian dollar accounts of the Canadian operations to US dollars for reporting purposes.

(i)  Retained Earnings Deficit

Effective December 31, 1997, pursuant to a directors’ resolution, the accumulated retained earnings deficit of $70,573,000 was eliminated by an offsetting reduction in contributed surplus.

12. Income and Mining Taxes

(a)  Earnings (Loss) Before Taxes

Earnings (loss) before taxes by tax jurisdiction is comprised of the following:

	2002	2001	2000

Canada	$107,005	$78,345	$(14,554)
United States	(2,238)	2,632	(10,776)

Total	$104,767	$80,977	$(25,330)

(b)  Provision for Income and Mining Taxes

The Company is subject to income and mining taxes in both Canada and the United States. No Canadian mining taxes were currently payable in 2001 and 2000. The provision for (recovery of) income and mining taxes is as follows:

	2002	2001	2000

Income and mining taxes (recovery)
Current
Canada	$34,426	$924	$181
United States	—	(325)	250
Future
Canada	4,698	27,558	(6,435)
United States	—	—	—

Income and mining tax provision (recovery)	$39,124	$28,157	$(6,004)

Income and mining taxes paid	$1,564	$807	$1,165

The provision for (recovery of) income and mining taxes differs from the amount that would have resulted by applying Canadian federal and weighted average provincial statutory income tax rates of approximately 41% (2001 - 42%; 2000 - 45%) to earnings as described in the table below:

	2002	2001	2000

Income taxes
Income tax provision (recovery) calculated using statutory tax rates	$42,954	$34,010	$(11,399)
Non-taxable portion of realized capital gains	(3,032)	(181)	(579)
Losses not recognized for tax purposes	762	—	—
Resource allowance	(10,312)	(9,172)	(861)
Excess percentage depletion	—	(550)	(387)
Write-down of investments not recognized	—	(86)	861
Foreign earnings subject to different tax rates	156	(211)	1,194
Write-down of mining interests	—	—	5,270
Provincial mining taxes	9,591	9,641	—
Settlement of prior years’ taxes	—	(2,139)	—
Realization of tax asset not previously recognized	(1,045)	—	—
Drawdown of alternative minimum tax carry forward not previously recognized	—	—	(500)
Reduction in valuation allowance	(98)	(1,158)	—
Reduction in corporate income tax rates	—	(2,648)	71
Other	148	651	326

Consolidated income and mining tax provision (recovery)	$39,124	$28,157	$(6,004)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

(c)  Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and future income tax liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001

Canada:
Future tax liabilities - current:
Cash and short-term investments	$—	$136
Gold bullion	884	—
Inventories	479	—
Future tax liabilities - long-term:
Mining interests	39,542	37,516

	40,905	37,652
Future tax assets - current:
Marketable securities	460	200
Accounts payable and accrued liabilities	498	834
Future tax assets - long-term:
Mining interests	3,808	4,604
Provision for reclamation and closure costs	286	—
Non capital loss carry forwards	326	1,470
Investment tax credit carry forward	—	336
Cumulative eligible capital balance	980	1,030
Share issue costs	2,142	357

	8,500	8,831
Valuation allowance	(4,134)	(5,039)

	4,366	3,792

Total Canada	$36,539	$33,860

United States:
Future tax liability - current:
Inventories	$322	$25
Future tax liability - long-term:
Mining interests	183	222

	505	247
Future tax assets - current:
Accounts payable and accrued liabilities	537	488
Future tax assets - long term:
Net operating loss carry forwards	1,373	1,613
Mining interests	—	—
Alternative minimum tax credit carry forwards	6,083	6,322

	7,993	8,423
Valuation allowance	(7,488)	(8,176)

	505	247
Total United States	$—	$—

Total net future tax liability	$36,539	$33,860

The tax effect of the temporary differences described above are reflect on the balance sheet as follows:

Future income and mining tax liability - current	$405	$—
Future income and mining tax liability - long-term	36,134	34,758
Future income and mining tax asset - current	—	898
Future income and mining tax asset - long-term	—	—

	$36,539	$33,860

(d)  Tax Loss Carry Forwards

Subsidiaries of the Company have non capital loss carry forwards of approximately $801,000 available for Canadian income tax purposes in certain circumstances to reduce taxable income. These losses expire from 2003 to 2009. The benefit of these tax loss carry forwards has not been recognized for accounting purposes.

A subsidiary of the Company has net operating loss carry forwards of approximately $4,040,000 available for United States income tax purposes to reduce taxable income. These losses expire from 2021 to 2022. The benefit of these tax loss carry forwards has not been recognized for accounting purposes.

13. Earnings (Loss) per Share

The following table sets forth the computation of diluted earnings per share:

	2002	2001	2000

Numerator:
Earnings (loss) available to common shareholders	$65,643	$52,820	$(19,326)

Denominator (shares in thousands):
Weighted average shares outstanding	176,654	164,296	158,158
Effect of dilutive securities:
Employee stock options and warrants	7,592	3,673	—

Adjusted weighted average shares and assumed conversions	184,246	167,969	158,158

Basic earnings (loss) per share	$0.37	$0.32	$(0.12)

Diluted earnings (loss) per share	$0.36	$0.31	$(0.12)

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the year:

	2002	2001	2000

Stock options and warrants (shares in thousands)	5,392	6,148	7,602

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in United States dollars, tabular amounts in thousands)

14. Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company’s northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operation, Saskatchewan Minerals, is located in Saskatchewan and produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial mineral operations are based on the location of the customer.

	2002	2001	2000

Gold
Revenues:
Canada	$144,856	$129,586	$22,938
United States	26,352	27,724	26,260

	171,208	157,310	49,198
Depreciation, depletion and reclamation	21,325	20,311	7,083
Write-down of mining interests	—	—	14,315
Operating income (loss) before taxes	93,483	81,748	(16,935)
Total assets	165,775	150,231	145,194
Expenditures for mining interests	26,358	18,991	38,084
Industrial Minerals
Revenues:
Canada	$8,372	$7,680	$8,644
United States	5,614	5,355	11,880

	13,986	13,035	20,524
Depreciation, depletion and reclamation	238	241	552
Write-down of mining interest	—	—	6,396
Operating income (loss) before taxes	2,694	2,192	(4,798)
Total assets	5,211	5,030	6,013
Expenditures for mining interests	477	68	405
Total
Revenues:
Canada	$153,228	$137,266	$31,581
United States	31,966	33,079	38,140

	185,194	170,345	69,722
Depreciation, depletion and reclamation	21,563	20,552	7,635
Write-down of mining interests	—	—	20,711
Operating income (loss) before taxes	96,177	83,940	(21,733)
Total assets	170,986	155,261	151,207
Expenditures for mining interests	26,835	19,059	39,489

Reconciliation of Reportable Segment Items

	2002	2001	2000

Operating income (loss) from reportable segments before taxes	$96,177	$83,940	$(21,733)
Gain (loss) on marketable securities	14,792	(645)	(649)
Interest and other income	4,021	1,824	2,273
Gain (loss) on foreign currency	(933)	1,007	—
Corporate expenses	(9,290)	(5,149)	(5,221)

Earnings (loss) before taxes	$104,767	$80,977	$(25,330)

Total assets from reportable segments	$170,986	$155,261	$151,207
Marketable securities	5,923	5,942	3,879
Corporate and other	280,609	65,202	14,736

Total assets	$457,518	$226,405	$169,822

15. Change in Non-Cash Operating Working Capital

	2002	2001	2000

Decrease (increase) in current assets:
Gold bullion	$(6,940)	$(2,878)	$(452)
Accounts receivable	(113)	1,361	916
Income taxes receivable	—	—	1,079
Inventories	1,327	(1,095)	(4,175)
Prepaid expenses	(221)	(95)	(253)
Increase (decrease) in current liabilities:
Accounts payable	2,692	1,125	(893)
Accrued liabilities	385	(4,295)	6,104
Taxes payable	34,474	859	2,337

	$31,604	$(5,018)	$4,663

16. Fair Value of Financial Instruments

At December 31, 2002 and 2001, the carrying amounts of cash and short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short term nature. Goldcorp had no outstanding derivative financial instruments related to future gold production at December 31, 2002 and 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(in United States dollars, tabular amounts in thousands)

17. Reconciliation to United States Generally Accepted Accounting Principles

Reconciliation of earnings (loss) determined in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) to earnings (loss) determined under accounting principles which are generally accepted in the United States (“United States GAAP”) is as follows:

	2002	2001	2000

Earnings (loss) for the year, as reported	$65,643	$52,820	$(19,326)
Realization of cumulative translation adjustment (a)	—	(531)	—
Renunciation of tax deductions on flow-through shares (b)	—	(1,281)	—

Earnings (loss) for the year in accordance with United States accounting principles	65,643	51,008	(19,326)

Unrealized gains on securities, net of reclassification adjustment (c)	3,851	—	—
Cumulative translation adjustment	383	(8,465)	(4,839)

Comprehensive income (loss) for the year in accordance with United States accounting principles	$69,877	$42,543	$(24,165)

Earnings (loss) per share in accordance with United States accounting principles
Basic	$0.37	$0.31	$(0.12)

Diluted	$0.36	$0.30	$(0.12)

Differences between Canadian and United States accounting principles, as they affect the Company’s financial statements, are as follows:

(a)	Under United States accounting principles a proportionate amount of the cumulative translation adjustment account is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.

(b)	Under United States accounting principles, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian accounting principles.

(c)	Under United States accounting principles (FAS 115), the Company’s investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains at December 31, 2002 on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized.

(d)	United States accounting principles do not allow for the use of contributed surplus to eliminate a deficit.

(e)	Shareholders’ equity determined in accordance with Canadian GAAP is reconciled to shareholders’ equity in accordance with United States GAAP as follows:

As at December 31,	2002	2001	2000

Capital stock
In accordance with Canadian GAAP	$348,848	$205,298	$201,834
Renunciation of tax deductions on flow-through shares (c)	1,281	1,281	—

In accordance with United States GAAP	350,129	206,579	201,834

Note receivable for capital stock
Canadian and United States GAAP	—	(2,413)	(2,413)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Cumulative translation adjustment
In accordance with Canadian GAAP	(14,627)	(15,010)	(6,014)
Realization of cumulative translation adjustment (a)	3,371	3,371	2,840

In accordance with United States GAAP	(11,256)	(11,639)	(3,174)

Unrealized gain on available-for-sale securities
In accordance with Canadian GAAP	—	—	—
Unrealized holding gains arising during the year	18,643	—	—
Reclassification adjustments for gains recorded in earnings (c)	(14,792)	—	—

In accordance with United States GAAP	3,851	—	—

Total Accumulated Other Comprehensive Income	(7,405)	(11,639)	(3,174)

Contributed surplus
In accordance with Canadian GAAP	—	—	—
Elimination of deficit with offsetting reduction to contributed surplus (d)	70,573	70,573	70,573
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA	(56,276)	(56,276)	(56,276)

In accordance with United States GAAP	14,297	14,297	14,297

Retained earnings (deficit)
In accordance with Canadian GAAP	15,721	(30,323)	(66,859)
Realization of cumulative translation adjustment (a)	(3,371)	(3,371)	(2,840)
Elimination of deficit with offsetting reduction to contributed surplus (d)	(70,573)	(70,573)	(70,573)
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA	56,276	56,276	56,276
Renunciation of tax deductions (c) on flow-through shares	(1,281)	(1,281)	—

In accordance with United States GAAP	(3,228)	(49,272)	(83,996)

Shareholders’ equity
In accordance with Canadian GAAP	$349,942	$157,552	$126,548

In accordance with United States GAAP	$353,793	$157,552	$126,548

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(in United States dollars, tabular amounts in thousands)

(f)  Stock options

Beginning in 1996, United States accounting principles allow, but do not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for employee stock options using the intrinsic value method as permitted under United States accounting principles. The United States accounting pronouncement does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4%, 5% and 6%; dividend yields of 1%, 0% and 0%; volatility factors of the expected market price of the Company’s common stock of 40%, 48% and 47%; and a weighted average expected life of the options of 5 years, 3 years and 2 years.

The weighted average grant date fair values of options issued in 2002, 2001 and 2000 were C$4.84, C$2.56 and C$1.15, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options’ vesting period, which is 3 years. The following are the company’s pro forma earnings (loss) in accordance with United States accounting principles:

	2002	2001	2000

Earnings (loss) for the year	$59,823	$49,146	$(21,457)

Earnings (loss) per share
Basic	$0.34	$0.30	$(0.14)

Diluted	$0.32	$0.29	$(0.14)

(g)  Impact of Recent United States Accounting Pronouncements

Recently issued United States accounting pronouncements have been outlined below. Goldcorp believes the U.S Financial Accounting Standards Board (FASB) interpretations No. 45 and 46 will not affect the Company. The impact of SFAS No. 43 “Accounting for Asset Retirement Obligations” (FAS 143) has yet to be determined by the Company.

Accounting for Guarantees

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” which requires guarantees to be recorded and certain disclosures to be made by a guarantor in its financial statements. The Company does not believe it will be affected by this pronouncement because it has no guarantees.

Accounting for Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities”. This standard will require that certain entities (referred to as “variable interests entities”) will have to be consolidated in the future. The Company does not believe it will be affected by this pronouncement because it has no variable interest entities.

Accounting for Reclamation Liabilities

As applied to the Company, FAS 143 addresses the accounting for obligations associated with the reclamation of Goldcorp’s mining interests. FAS 143 requires the Company to record the full amount of its reclamation liability. The liability is added to mining interests and this additional carrying amount is depreciated over the life of the mine. The Company is required and plans to adopt the provisions of FAS 143 for the year ending December 31, 2003. The Company has not yet determined the impact of adopting this Statement.

DIRECTORS

David R. Beatty, O.B.E., (4)

•	Resident of Toronto, Ontario

•	Chair and Chief Executive Officer of Beatinvest Limited, an Investment company. He is currently Professor of Strategy and Director of the Clarkson Centre for Business Ethics at the University of Toronto. He serves on a number of board of directors. He was previously Chair and Chief Executive Officer of Old Canada Corporation.

•	Director of Goldcorp and its predecessor companies since 1994.

Stuart R. Horne (1)

•	Resident of Caledon, Ontario

•	President of Tombill Mines Ltd.

•	Director of Goldcorp since 2000. He was a director of CSA Management Inc. from 1985 to 2000.

James P. Hutch, (4)

•	Resident of Saskatoon, Saskatchewan

•	Engineer. He is President of Hutchtech Inc., an engineering consulting firm for the past eight years. He is past President, Chief Executive Officer and Chair of the Saskatchewan Research Council. He has held senior management and leadership positions in government, and the mining and manufacturing industries. He chairs and is a member of boards of directors of a number of advanced technology companies.

•	Director of Goldcorp and its predecessor companies since 1998.

Brian W. Jones (1)(2)(3)

•	Resident of St. Louis, Missouri, USA

•	President and Chief Executive Officer of New Heights International Inc., an investment holding company. Prior to 1999, he was Chief Executive Officer of CJ Holdings Inc. He is a Director of several corporations.

•	Director of Goldcorp and its predecessor companies since 1990.

Robert R. McEwen

•	Resident of Toronto, Ontario

•	Chairman and Chief Executive Officer.

•	He has been a Director of Goldcorp and its predecessor companies since 1986. He is also Chair, Chief Executive Officer and Director of Lexam Explorations Inc. He was previously Chair, Chief Executive Officer and a Director of CSA Management Inc.

Dr. Donald R.M. Quick (2)(3)(4)

•	Resident of Hamilton, Ontario

•	He is a Doctor of Chiropractic and owned and operated the East Hamilton Chiropractic Clinic from 1977 to 2002. Director of Goldcorp since 2000. He was a director of CSA Management Inc. from 1996 to 2000.

Michael L. Stein (1)(2)(3)

•	Resident of Toronto, Ontario

•	He is the Chair and Chief Executive Officer of the MPI Group, a private investment company. He is also Executive Chair of CAP REIT. Previously, Chair and Chief Executive Officer of Canada Apartment Communities Inc. and Canadian Apartment Management Inc.

•	Director of Goldcorp since 2000. He was a director of CSA Management Inc. from 1994 to 2000.

(1)  Member of Audit Committee.

(2)  Member of the Nominating & Corporate Governance Committee.

(3)  Member of the Compensation Committee.

(4)  Member of the Health, Safety and Environment Committee.

OFFICERS

Robert R. McEwen
Chairman and Chief Executive Officer

R. Bruce Humphrey
Senior Vice President and Chief Operating Officer

Brad J. Boland
Vice President, Finance

Christopher J. Bradbrook
Vice President, Corporate Development

Gilles Filion
Vice President, Exploration

John A. Begeman
Vice President, Western Operations

MINE MANAGERS

John A. Begemen
Vice President, Western Operations – Wharf Mine

Claude Lemasson
General Manager – Red Lake Mine

Steve Hodgson
General Manager – Saskatchewan Minerals

Designed and produced by Caithness Marketing Inc.     Printed in Canada on recycled paper

Corporate Office
145 King Street West, Suite 2700
Toronto, Ontario, Canada M5H 1J8

Tel: (416) 865-0326
Fax: (416) 361-5741
E-mail: Info@goldcorp.com
Web site: www.goldcorp.com

Investor Relations Enquires
(800) 813-1412 (Canada and United States)

Listings
Common Shares

TSX Trading Symbol: G

NYSE Trading Symbol: GG

Warrants

Trading Symbol: G.WT
(Expiry May 13, 2009)
Trading Symbol: G.WT.U
(Expiry April 30, 2007)

Options
CBOE Chicago Board of Options Exchange
AMEX American Stock Exchange
PCX Pacific Stock Exchange
MX Montreal Exchange

Index Membership
S&P/TSX Canadian Mid Cap Index
S&P/TSX Canadian Gold Mines Index
FTSE London Gold Mines Index
XAU Philadelphia Stock Exchange Gold Index
HUI American Stock Exchange Gold Bugs Index
GMI Barron’s Gold Mining Index

Annual Report on Annual Information Form and
United States SEC Form 40-F
Shareholders may obtain a copy of the Company’s
2002 Annual Information Form and United States
SEC Form 40-F, without charge, upon written request.

Principal Registrar and Transfer Agent
Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1

Tel: 416-981-9633
Fax: 416-981-9800
Shareholders Enquires: (800) 663-9097
Email: caregistryinfo@computershare.com

Co-Registrar and Transfer Agent
The Bank of New York
101 Barclay Street
New York, New York 10286

Tel: 212-503-4125
Fax: 212-503-4513
Shareholder Enquiries: (800) 524-4458

Auditors
KPMG LLP
Chartered Accountants
Toronto, Canada

Principal Bankers
Royal Bank of Canada

Gold Bullion Custodian
Bank of Nova Scotia

The Annual General Meeting of Shareholders will be held on Thursday, June 5, 2003 in Toronto, Ontario